

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2023

Arjan Haverhals
Chief Executive Officer
Milestone Scientific Inc.
425 Eagle Rock Ave, Suite 403
Roseland, New Jersey 07068

> **Re: Milestone Scientific Inc.**
> **Registration Statement on Form S-3**
> **Filed October 19, 2023**
> **File No. 333-275088**

Dear Arjan Haverhals:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Richie at 202-551-7857 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Lawrence M. Bell